Exhibit 12

BNP U.S. FUNDING L.L.C.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND PREFERRED SECURITIES DIVIDENDS

(in thousands, except ratios)

For the Six months Ended June 30, 2006 (unaudited)
Net income	$ 21,193
Fixed charges:
Accounting and Tax fees	67
Trustee fees	65
Administrative and consulting fees	292
Total fixed charges	424
Earnings before fixed charges	$ 21,617
Fixed charges, as above	424
Ratio of earnings to fixed charges	50.98
Preferred securities dividend	19,345
Fixed charges including preferred securities dividends	$ 19,769
Ratio of earnings to fixed charges and preferred securities dividend	1.09